Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICES CO.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2015	2014	2013	2012	2011
Earnings, as defined:
Pretax income	$202,288	$205,054	$148,938	$168,598	$145,034
Add: Fixed charges	109,073	105,946	104,534	103,760	100,901
Total earnings, as defined	$311,361	$311,000	$253,472	$272,358	$245,935
Fixed charges, as defined:
Interest charges	$84,040	$80,218	$77,866	$69,074	$65,095
Interest component of leases	25,033	25,728	26,668	34,686	35,806
Total fixed charges, as defined	$109,073	$105,946	$104,534	$103,760	$100,901
Ratio of earnings to fixed charges	2.9	2.9	2.4	2.6	2.4